Exhibit 12.1

CCO HOLDINGS, LLC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Earnings
Income (loss) before Noncontrolling Interest and Income Taxes	$906	$1,460	$144	$75	$(57)
Fixed Charges	3,147	2,144	850	898	862
Total Earnings	$4,053	$3,604	$994	$973	$805

Fixed Charges
Interest Expense	$3,071	$2,092	$822	$868	$834
Amortization of Debt Costs	44	31	18	21	20
Interest Element of Rentals	32	21	10	9	8
Total Fixed Charges	$3,147	$2,144	$850	$898	$862

Ratio of Earnings to Fixed Charges (1)	1.29	1.68	1.17	1.08	—

(1)	Earnings for the year ended December 31, 2013 were insufficient to cover fixed charges by $57 million. As a result of such deficiency, the ratio is not presented above.